

Mail Stop 4561

May 6, 2009

By U.S. Mail and Facsimile to: (386) 734-1116

Mr. Timothy L. Kuker
President and Chief Executive Officer
Lincoln Floorplanning Co., Inc.
1326 South Ridgewood Avenue, Suite 8B
Daytona Beach, FL 32114

> **Re: Lincoln Floorplanning Co., Inc.**
> **Form S-1/A**
> **Filed April 23, 2009**
> **File No. 333-156277**

> **Re: Lincoln Floorplanning Co., Inc.**
> **Form 10**
> **Filed April 23, 2009**
> **File No. 001-53637**

Dear Mr. Kuker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed April 23, 2009
General

Cover Page

1.   Please include the price to the public of the sales by the registrant, the net proceeds to the
        Company, and the price for sales by selling shareholders. You cannot indicate "at
        market" until there is a market. Provide this information in the format required by Item
        501(b)(3) of Regulation S-K.

2.   Please include a cross reference to the page number of the risk factors section. Refer to
        Item 501(b)(5) of Regulation S-K.

3.   If the Company intends to use the prospectus before its effective date, please include the
        information necessary to satisfy Item 501(b)(10) of Regulation S-K.

Summary of the Offering, page 5

4.   Please revise the first sentence of the second paragraph of this section to provide the
        correct information regarding the number of shares the Company is selling.

Risk Factors, page 7

5.   As previously requested, Risk Factors must immediately follow the Summary section.
        See Item 503(c) of Regulation S-K.

6.   The Risk Factor titled "Arbitrary Offering Price" includes a discussion of penny stock
        rules. The risks associated with the Company's stock qualifying as a penny stock should
        be discussed under its own heading. Please revise as appropriate.

7.   On page 19 the Company discloses that its auditors have raised substantial doubt as to its
        ability to continue as a going concern. Please include a discussion of the going concern
        in the Risk Factors section.

Dilution, page 14

8.   Please provide the information required by Item 506 of Regulation S-K.

Selling Stockholders

9.   Please state the amount of securities owned by such selling shareholder prior to the
        offering. Refer to Item 507 of Regulation S-K.

Description of Registrant's Securities to be Registered

10.   Item 202(a) of Regulation S-K requires the Company describe certain matters of its capital stock. Indicating that "Nevada Revised Statutes chapter 78 contains other information about the stock and stockholder's rights" is not sufficient. Please include a discussion of all of the relevant provisions of the Nevada Revised Statutes that describe the matters in Item 202(a)(1) through (5).

Experts

11.   Please update the Experts section to include a discussion of the financial statements for the year ended December 31, 2008.

Executive Compensation

12.   The Company discloses on page 29, "The officers and directors have received Compensation or remuneration to date from Lincoln for serving in these positions, only in [t]he form of stock issued to them, during the period ending December 31, 2008." Since the officers and directors have received compensation from the Company, the Company must provide a Summary Compensation Table for its last two completed fiscal years as described in Item 402(n) of Regulation S-K.

13.   The Company's statement on page 29 mentioned above appears to be inconsistent with the Company's disclosures in the Outstanding Equity Awards at Fiscal Year End table on page 28. Please revise as necessary.

Undertakings

14.   If applicable, please include the undertakings required by Item 512(a)(1) of Regulation S-K.

Form 10 filed April 23, 2009
General

15.   To the extent applicable, requests for additional information and amendments to the Company's Form S-1 also apply to the information provide in the Company's Form 10.

Item 1. Business

16.   Please disclose in the Form 10 whether the rates and terms by which the Company rents office space from a shareholder deviate from market rates and terms in any way.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder matters.

17.   Please disclose in the Form 10 the Company's factual basis for its assertion that there will be a market for its common stock on the over-the-counter market.

Item 15. Financial Statements and Exhibits

18.   Include only the required exhibits to the Form 10. Please refer to the Exhibit Table in Item 601 of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley at (202) 551-3695 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard R. Cook, Esq.
        Secretary
        Lincoln Floorplanning Co., Inc.
        P.O. Box 1929
        DeLand, FL 32721